Vizsla Extends Napoleon to 800 Metres of
Mineralization, Adds Depth, Including 3.45
Metres TW Grading 3,707 g/t AgEq

(VZLA-TSX-V)

VANCOUVER, BC, May 12, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide additional results from twenty- three drillholes at the Napoleon prospect at the Panuco silver-gold project ("Panuco" or the "Project") in Mexico. These holes extend the mineralization by over 230 metres and 65 metres deeper. The southernmost fence of four holes has an average width of 4.12 metres with a weighted average grade of 1,145 grams per tonne silver equivalent and mineralization remains open.

Highlights

NP-21-104

  3,707 g/t silver equivalent (1,274.6 grams per tonne ("g/t") silver, 25.97 g/t gold, 0.75% lead and 3.00% zinc) over 3.45 metres ("m") true width from 209.2 m downhole including;
         13,380 g/t silver equivalent (5,410.0 g/t silver, 88.20 g/t gold, 1.02 % lead and 1.95% zinc) over 0.66 m true width from 210.2 m

NP-21-89

  663 g/t silver equivalent (355.9 grams per tonne ("g/t") silver, 3.13 g/t gold, 0.80% lead and 0.81% zinc) over 10.30 metres ("m") true width from 92.0 m downhole

NP-21-82

      765 g/t silver equivalent (391.9 grams per tonne ("g/t") silver, 3.89 g/t gold, 0.27% lead and 1.21% zinc) over 4.22 metres ("m") true width from 76.4 m downhole

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver- equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppm x 0.0013) + (Zn_ppm x 0.0013)) / 0.5627. Metal price assumptions are $17.50 oz silver, $1,700 oz gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types.

Vizsla President and CEO Michael Konnert commented: "The size of Napoleon is growing at an astonishing rate with recent drilling forming an 800 m long, up to 350 m deep panel of mineralization with excellent average widths and grades. The Company has a dual strategy in 2021 with a parallel focus on rapidly moving to production while defining the full extent of the district's resource potential. The resource team is finding the extent of mineralization at Napoleon and Tajitos to support an initial resource and completing metallurgical and engineering work. The exploration team is unlocking the many remaining untested veins to show the true district scale that exists at Panuco."

Figure 1: Longitudinal section of the greater Napoleon Vein Corridor, looking towards the west. (CNW Group/Vizsla Silver Corp.)

Figure 2: Longitudinal section from the main Napoleon prospect with all new holes shown and selected intersections labelled. Section is looking towards the west. (CNW Group/Vizsla Silver Corp.)

Napoleon Drilling Detail

Drilling has expanded mineralization in multiple areas along the Napoleon Vein Corridor. At the southern end of the known mineralization, drilling has intersected the vein 110m beneath hole NP-21- 94 (Figure 2). This hole is the deepest drilled along the corridor to date and has returned a true width of 3.93 metres with a grade of 309 g/t silver equivalent. This area is open in all directions and drilling is testing for expansions of mineralization.

There is a gap in drilling between the discovery area and southern drilling and this is being systematically infilled with ~50m spaced drillholes. In the previous release, the Company reported that, the vein continues to the south of a post mineral fault with good widths and excellent grades in hole NP-21-80. The robust nature of the vein continues with excellent widths and high grades returned from hole NP-21-82, NP-21-84 and NP-21-104. The later hole is particularly impressive returning a true width of 3.45 metres with a grade of 3,707 g/t silver equivalent. This area is open to the south and at depth.

Drilling has extended the panel of mineralization over 230 metres to the north. Further north again, at Papayo, high grade mineralization has been intersected, however, a post mineral faulting has significantly affected the continuity of the vein. In the area around hole NP-21-105 (Figure 2) the vein is less impacted, and a more consistent zone is being delineated. The vein in the area is generally narrower than further to the south.

The Company has four drill rigs, from a total of eight on the project, drilling the Napoleon vein corridor. Three are focused on resource drilling within the area of Figure 2 and a fourth is testing the Estrella Zone in the north (Figure 1) where it has intersected the vein in drilling.

Figure 3: Cross section through most southerly holes at Napoleon. (CNW Group/Vizsla Silver Corp.)

Figure 4: Plan map showing location of drill holes, mapped veins and surface sampling at the Napoleon Vein Corridor. Labels shown in red for reported holes. Inset shows detail of Napoleon's drill collar locations (CNW Group/Vizsla Silver Corp.)

Complete table of Napoleon drill hole intersections

			Down	EST.
Drillhole	From	To	Hole	True	Gold	Silver	Lead	Zinc	Silver Equivalent	Comment
			Length	Width
	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(g/t)
NP-21-81	130.5	132.2	1.7	1.27	6.47	158.1	0.55	2.21	816.3	Hanging Wall
And	137.3	139.15	1.85	1.29	1.24	99.5	0.45	0.79	238
NP-21-82	76.4	83.2	6.8	4.22	3.89	391.9	0.27	1.21	765
Incl.	77.8	79.3	1.5	0.93	8.34	1,210.0	0.47	3.16	1,998.9
Incl.	81.95	82.65	0.7	0.43	12.60	674.0	0.54	2.75	1,884.7
NP-21-84	238.5	248.2	9.7	7.58	1.06	58.3	0.47	1.28	194.3
Incl.	246.0	246.85	0.85	0.66	2.89	235.0	1.26	3.03	598.4

NP-21-85					No significant values
NP-21-86					No significant values
NP-21-87					No significant values
NP-21-88	183.0	185.1	2.1	1.25	0.86	86.3	0.51	0.94	194.8

NP-21-89	92.0	108.8	16.8	10.3	3.13	355.9	0.80	0.81	663.4
Incl.	94.8	95.15	0.35	0.21	1.66	398.0	20.0	4.49	1,094.7
And	100.05	100.5	0.45	0.28	21.00	1,070.0	0.43	4.14	3,069.8
And	106.75	107.6	0.85	0.52	13.95	3,150.0	0.76	1.33	4,309.9
NP-21-91	248.4	250.5	2.1	1.61	1.10	109.7	1.29	2.19	286.0
NP-21-92A					No significant values
NP-21-93	63.25	64.9	1.65	1.09	2.09	84.6	0.15	0.36	285.9
NP-21-95	56.1	60.5	4.4	1.67	1.17	131.7	0.12	0.25	241.5
NP-21-96	260.8	262.5	1.7	1.51	1.11	34.8	0.35	0.66	159.7
NP-21-97					No significant values
NP-21-98	105.6	110.85	5.25	4.13	0.41	78.1	0.16	0.40	124.8

NP-21-99	247.35	259.8	12.45	6.15	5.14	87.3	0.38	1.37	601.6
Incl.	249.75	251.0	1.25	0.62	31.7	113.0	0.44	1.86	3,1115.9
NP-21-100					No significant values
NP-21-101					No significant values
NP-21-102	319.1	328.85	9.75	3.93	1.93	41.0	0.80	3.10	308.9
Incl.	320.65	321.55	0.9	0.36	7.53	113.0	5.46	21.5	1,431.3
NP-21-103					No significant values
NP-21-104	209.2	213.4	4.2	3.45	25.97	1,274.6	0.75	3.00	3,707.2
Incl.	209.2	213.4	2.0	1.64	49.26	2,374.3	0.86	3.50	6,926.5
Incl.	210.3	211.0	0.8	0.66	88.20	5,410.0	1.02	1.95	13,379.6
NP-21-105	71.65	74.6	2.95	1.61	2.16	354.1	0.39	2.35	565.8

NP-21-106	Assays pending
NP-21-107	Assays pending
NP-21-108	123.8	125.9	2.1	0.63	0.69	65.1	1.32	2.35	209.9

Table 1: Drill intersections from the holes completed at the Napoleon Vein.

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppmx 0.0013) + (Zn_ppmx 0.0013)) / 0.5627. Metal price assumptions are $17.50 oz silver, $1,700 oz gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types.

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Napoleon	NP-21-81	403,413	2,587,795	516	-47	276	170
	NP-21-82	403,407	2,587,211	478	-51	279	156
	NP-21-84	403,481	2,587,260	444	-55	269	277
	NP-21-85	403,407	2,587,211	478	-70	277	220
	NP-21-86	403,413	2,587,795	516	-58	276	215
	NP-21-87	403,481	2,587,261	444	-61	269	346
	NP-21-88	403,438	2,587,740	526	-51	278	224
	NP-21-89	403,422	2,587,167	469	-54	272	152
	NP-21-91	403,507	2,587,224	444	-50	269	300
	NP-21-92A	403,438	2,587,740	526	-61	271	328
	NP-21-93	403,378	2,587,272	487	-62	254	101
	NP-21-95	403,346	2,587,374	505	-76	255	126
	NP-21-96	403,507	2,587,224	444	-56	269	317
	NP-21-97	403,574	2,587,590	489	-47	269	408
	NP-21-98	403,397	2,587,744	542	-43	263	152
	NP-21-100	403,507	2,587,224	444	-63	274	360
	NP-21-101	403,379	2,587,785	526	-47	269	138
	NP-21-102	403,503	2,587,975	426	-69	259	363
	NP-21-103	403,574	2,587,590	489	-51	268	463
	NP-21-104	403,504	2,587,179	448	-45	274	247
	NP-21-105	403,356	2,587,690	517	-59	268	100
	NP-21-106	403,484	2,587,971	433	-41	260	204
	NP-21-107	403,505	2,587,179	448	-55	274	290
	NP-21-108	403,356	2,587,690	517	-73	268	181

Table 2: Drill hole details. Coordinates in WGS84, Zone 13.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Martin Dupuis, P.Geo., Vice President of Technical Services for Vizsla. Mr. Dupuis is a Qualified Person as defined under the terms of National Instrument 43-101.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling programs and mobilization of drill rigs; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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CNW 06:30e 12-MAY-21